COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 29, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Mr. Mark Cowan

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”) on behalf of the following funds (the “Funds”): Columbia Variable Portfolio – Asset Allocation Fund, Columbia Variable Portfolio – Contrarian Core Fund, Columbia Variable Portfolio – Core Bond Fund, Columbia Variable Portfolio – Managed Volatility Conservative Fund, Columbia Variable Portfolio – Managed Volatility Conservative Growth Fund, Columbia Variable Portfolio – Managed Volatility Growth Fund, Columbia Variable Portfolio – Multi-Strategy Alternatives Fund, Columbia Variable Portfolio – Select Large Cap Growth Fund, Columbia Variable Portfolio – Small Cap Value Fund , Columbia Variable Portfolio – Small Company Growth Fund, Columbia Variable Portfolio – Strategic Income Fund, Variable Portfolio – AQR Managed Futures Strategy Fund, Variable Portfolio – Goldman Sachs Commodity Strategy Fund and Variable Portfolio – Pyrford International Equity Fund
Post-Effective Amendment No. 55
Registration File Nos.: 033-14954; 811-05199

Dear Mr. Cowan:

The Registrant is filing the Post-Effective Amendment pursuant to Rule 485(b) to incorporate certain changes in accordance with Rule 485(b)(1). In addition, the Registrant is filing the Post-Effective Amendment to incorporate changes made to the prospectus of Columbia Variable Portfolio – Multi-Strategy Alternatives Fund in response to comments made by the SEC staff to Post-Effective Amendment No. 53 filed pursuant to Rule 485(a).

The Post-Effective Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Pursuant to Rule 485(b), the Registrant has designated on the facing sheet of the Registration Statement that the Post-Effective Amendment is effective May 1, 2014. No fees are required in connection with the Post-Effective Amendment’s filing.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust